September 20, 2010

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:        Nicor Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 24, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 10, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 3, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 3, 2010
File Number 001-07297

Dear Mr. Owings:

On behalf of Nicor Inc. (“Nicor” or the “Company”) I am submitting our responses to the comment letter dated August 23, 2010 addressed to Mr. Russ M. Strobel.  The comments in your letter are duplicated below and are followed immediately by the Company’s responses.

Nicor Inc. Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 1

1.	Please provide the disclosure required by Item 101(c)(1)(xii) of Regulation S-K.

Response:	Based on your comment, the Company will revise its disclosure and add the following to future Form 10-K filings to the extent such disclosure remains applicable:

Manufactured gas plants were used in the 1800’s and early to mid 1900’s to produce manufactured gas from coal, creating a coal tar byproduct.  Current environmental laws may require the cleanup of coal tar at certain former manufactured gas plant sites. As of December 31, 20XX, the Company had recorded a liability in connection with these matters of $X.X million.  For additional information on the Company’s obligation for manufactured gas plants, see Item X – Notes to the Consolidated Financial Statements – Note XX – Contingencies – Manufactured Gas Plant Sites.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Financial Condition and Liquidity, page 27

2.
We note the significant fluctuations in your operating cash flows. In this regard, we note the net cash flow provided from (used for) operating activities of $570.8 million and ($27.4) million for the years ended December 31, 2009, and 2008, respectively. When there has been material variability in your historical cash flows, you should provide a more robust disclosure focusing on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. Please revise to provide the disclosure accordingly. Please see SEC Release No. 33-8350.

Response:
In future filings where there is material variability in cash flows, the Company will add additional quantitative and qualitative disclosures addressing how the factors the Company mentions (e.g. for the 2008/9 comparison the impact of natural gas prices) specifically impacted the Company’s cash flows and the impact on future cash flows or cash management decisions.

3.
We note your capital expenditures for your other energy ventures are estimated to increase $54 million in 2010. Please enhance your disclosure to state the reason for this increase in capital expenditures between 2009 and 2010. Please see Item 303(a)(2)(i) of Regulation S-K.

Response:
The $54 million increase in capital expenditures between 2009 and 2010 for our Other Energy Ventures was described on page 28 within the capital expenditure discussion of Form 10-K for the period ended December 31, 2009.  The Company states that its capital budget includes approximately $55 million for the continued development of a natural gas storage field (Central Valley).  While the Business section under the heading of “Other Energy Ventures” describes the Central Valley natural gas storage field, the Company acknowledges that additional discussion regarding this relationship may be helpful. Accordingly, in future Form 10-K filings, Nicor will specifically state that expenditures related to natural gas storage field development are attributable to our Other Energy Ventures.

4.
We note that in a July of 2009 private placement, you issued $50 million First Mortgage Bonds due in 2019. We further note that in an August of 2008 private placement, you issued $75 million First Mortgage Bonds due in 2038. Please provide the information required under Item 701(d) of Regulation S-K for these transactions.

Response:
In future filings in which disclosure of these bond issuances is required by Item 701 of Regulation S-K, Nicor will state that the bonds were issued in reliance upon Section 4(2) of the Securities Act of 1933.

Contractual Obligations, page 30

5.
Please explain and disclose what comprises other long term liabilities on your consolidated balance sheet of $133.6 million as of December 31, 2009. Further, please clarify if these liabilities were included in your contractual obligations table. If not, explain to us why they were excluded.

Response:	The other long term liabilities of $133.6 million as of December 31, 2009 are comprised of the following long-term items:
•	Regulatory income tax liability - $39 million
•	Unamortized investment tax credits - $25 million
•	Manufactured gas plant environmental costs - $24 million
•	Deferred compensation and other postretirement benefits - $21 million
•	Derivatives instruments - $15 million
•	Unrecognized tax benefits - $4 million
•	Other miscellaneous liabilities - $5 million

     Other postretirement benefits and unrecognized tax benefits are disclosed in the narrative below the contractual obligations table.  The remaining items within other long term liabilities either do not require cash payment upon their settlement or the timing of their settlement is uncertain, and as such, have been excluded from the Company’s disclosure.

Other Matters, page 31

6.
We note your disclosure that “[c]hanges to the operating agreement by the ICC that restrict or prohibit inter-company transactions that currently are permitted could adversely impact the company’s results of operations, cash flows and financial condition.” Please explain to us and disclose the nature of the significant inter-company transactions that, if restricted, would adversely impact your results of operations, cash flows and financial condition.

Response:
The Illinois Commerce Commission Staff and intervenors in the pending ICC proceeding concerning the operating agreement have proposed modifications that, among other things, would prohibit or restrict services that Nicor Gas Company ("Nicor Gas") currently is permitted to provide to its affiliates.  Among the proposals are several that would preclude Nicor Gas from providing certain services to Nicor Energy Services Company ("Nicor Services") to support warranty products that are sold by Nicor Services.  Specifically, Nicor Services currently depends on Nicor Gas personnel to assist in sales solicitation for its warranty products and to provide repair services for some of these products. ICC Staff and certain intervenors in the pending ICC proceeding seek to preclude Nicor Gas from providing these support services to Nicor Services in the future. If these proposals are approved by the ICC, it would require changes in the way Nicor Services provides its warranty products and could adversely affect the future profitability of these products.

In future Form 10-K and Form 10-Q filings, Nicor will disclose, to the extent such disclosure remains applicable, that proposals of ICC Staff and intervenors seek to preclude Nicor Gas from providing services that support warranty products offered by Nicor Services, and that the future profitability of those products could be adversely affected if such proposals are adopted by the ICC.

Notes to the Consolidated Financial Statements, page 48

Note 1. Accounting Policies, page 48

Regulatory Assets and Liabilities, page 48

7.
We read your disclosure, “[t]he regulatory postretirement asset is expected to be recovered from ratepayers over a period of approximately 10 to 12 years.” Please tell us and disclose how you historically recovered these postretirement costs. In this regard, please also explain to us how you concluded the probability of recovery threshold had been met.

Response:
Nicor Gas, the Company’s regulated utility subsidiary, recovers a number of costs through the ICC approved base rates it charges customers. The Company’s accrued postretirement benefit costs, as determined in accordance with ASC 715-30, Compensation – Retirement Benefits: Defined Benefit Plans – Pensions, and ASC 715-60, Compensation – Retirement Benefits: Defined Benefit Plans – Other Postretirement, have always been included in Nicor Gas’ base rates in the period they are included in net periodic benefit costs.  The Company believes that the current disclosure contained in the 2009 Form 10-K, Item 8 – Notes to the Consolidated Financial Statements – Note 11 – Postretirement Benefits, includes this historical recovery information.

Such treatment was most recently affirmed in Nicor Gas’ 2008 rate proceeding. Additionally, the Company is not aware of any evidence suggesting that the existing regulatory treatment will change.  Accordingly, the Company has concluded that rate recovery associated with the changes in the funded status of the Nicor Gas Company pension plan is probable.

Note 11.  Postretirement Benefits, page 61

8.
We note your disclosure that you established your expected long-term return on assets assumption based on both historical and projected returns. In this regard, explain to us in more detail the methodology used in determining the expected long-term return assumption on plan assets of 8.50% and how you concluded that the rate used is reasonable. Please disclose the extent of your reliance on historical returns and how you converted that into projected returns. Please be detailed in your analysis. In your response, please summarize for us by asset class your actual long-term returns for the life of such assets, and for the historical 10 and 15 year periods ended December 31, 2009; and then contrast these actual returns with their benchmarks for similar asset classes. If your actual historical returns fall significantly below your expected return assumption of 8.50%, then explain how you concluded the expected return of 8.50% was reasonable given your methodology. Please see FASB ASC 715-20-50-1.d.3 and 715-30-35-47. We may have further comment.

Response:
In establishing the expected long-term rate of return on pension plan assets, the Company considers the historical long-term experience of the pension plan’s assets, the targeted allocation of plan assets and the expected long-term rates of return.  When considering historical long-term experience, the Company considers a period of 15 to 20 years to be appropriate metrics upon which to assess past returns.  Due to the substantial volatility in annual investment returns, periods less than 15 to 20 years may not be representative.

        Average returns of the pension trust are as follows for the period through December 31, 2009:

					Total
	Equity			Fixed	Weighted
Period of Return	Large Cap	Small Cap	International	Income	Portfolio

10 year	2.5%	6.3%	7.6%	6.1%	4.8%
15 year	10.4%	11.6%	9.4%	6.9%	9.1%
20 year	10.8%	12.2%	8.0%	6.8%	8.8%
Returns since 1966					8.6%

        Benchmark returns for similar asset classes are as follows for the period through December 31, 2009:

				Barclays	Total
	Equity			US	Weighted
Period of Return	S&P 500	Russell 2000	MSCI EAFE	Aggregate	Portfolio

10 year	1.2%	5.9%	4.7%	6.4%	3.9%
15 year	10.4%	9.7%	7.5%	6.9%	8.5%
20 year	10.1%	10.4%	6.5%	7.1%	8.3%

    As past performance should not solely be taken as representing any particular guide to future performance, the Company also evaluates projections of future returns.  Such projections are provided by the Company’s actuary and are specific to the plan’s target asset allocation.  The Company understands these projections are derived through a combination of economic theory, historical analysis and the views of others including investment managers.  The projection of future returns suggested an 8.2% return, based upon the plan’s target asset allocation.  Since the projection assumed a passive investment strategy, whereas the plan is actively managed, the Company adjusted the projection, increasing it by 50 basis points.  The 50 basis point adjustment for active management is supported by the plan’s historical returns in comparison to comparable benchmark returns.  The result was a projected 8.7% return.

        As evidenced above, the Company’s 2009 expected long-term return on asset assumption of 8.5% was deemed reasonable in light of the plan’s historical and projected returns.

Note 21. Contingencies, page 72

9.
We note Nicor Gas remains a defendant in several private lawsuits in the Circuit Court of Cook County, Illinois related to its historical use of mercury. Please disclose the dates these private lawsuits were instituted. Please see Item 103 of Regulation S-K.

Response:	In future filings in which those lawsuits are described, Nicor will disclose that they were instituted on August 29, 2000.

Item 9A. Controls and Procedures, page 76

10.
We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective as of such date “to ensure that information required to be disclosed by [you] in reports [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the United States Securities and Exchange Commission rules and forms.” As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed by an issuer in the reports that you file or submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please see Exchange Act Rule 13a-15(c). Alternatively, you may simply state that the officers concluded your disclosure controls and procedures are effective. This comment also applies to your Form 10-Qs for the periods ending March 31, 2010 and June 30, 2010.

Response:
Nicor confirms that its disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it filed or submitted under the Act was accumulated and communicated to the Company’s management, including its principal executive and principal financial officers to allow timely decisions regarding required disclosure.  Nicor will revise its disclosure starting with the September 30, 2010, Form 10-Q to ensure the entire definition is included in the effectiveness conclusion.

Definitive Proxy Statement on Schedule 14A filed March 10, 2010

Transactions with Related Persons, page 13

11.
We note that under your written procedures followed in connection with related person transactions, such transactions involving executive officers, directors or director nominees are reviewed by your corporate governance committee.  Under Instruction 1(b)(i) to Item 404(a) of Regulation S-K, a related person also includes a security holder covered by Item 403(a) of Regulation S-K. Please disclose whether you have any related person transactions in 2009 including this standard and please revise your definition of related person to include security holders covered by Item 403(a) of Regulation S-K.

Response:
Based on the Schedule 13G filed by the Vanguard Group, Inc. it held a 5.44% beneficial interest in Nicor’s common stock at December 31, 2009. In 2009, Vanguard provided recordkeeping and plan administration services, and served as trustee, for certain benefit plans sponsored by Nicor or its subsidiaries. The amounts paid to Vanguard for those services in 2009 exceeded $120,000. Vanguard continues to perform those services for Nicor and its subsidiaries.

         In future filings requiring information about related person transactions under Item 404 of Regulation S-K, Nicor will include security holders covered by Item 403(a) of Regulation S-K within its definition of related person and will include the disclosures required by Item 404 of Regulation S-K concerning transactions between Nicor and any such related person.

12.
We note your statement on page 8 that one of your directors, Mr. Martin, is a trustee of the United Way of Greater Chicagoland and that you made approximately $355,000 in contributions to United Way in 2009. Please provide the disclosure required under Item 404(a) of Regulation S-K for this transaction or tell us why you believe disclosure is not necessary.

Response:
The Proxy Statement mistakenly identified Mr. Martin as a trustee of United Way, when in fact he is a member of its board of directors.  Nicor concluded that disclosure of this transaction was not required under Item 404(a) of Regulation S-K as Mr. Martin did not have a material interest in the transaction. Nicor bases its conclusion on Instruction 6 to Item 404(a) because Mr. Martin’s interest in the transaction between Nicor and United Way arose only from his role as a director of United Way.

Compensation Discussion and Analysis, page 15

Setting of Compensation, page 17

13.
You mention that your total target compensation is “established by reference to competitive market data” and that each NEO’s total compensation is “generally targeted to the median of the competitive market data used in setting [their] compensation.” Considering it appears that you engage in benchmarking of your total compensation, please identify the benchmark and the components of the benchmark. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response:
As described in the third and fourth full paragraphs (the table and the first full paragraph after the table) on page 17 in the Proxy Statement, Towers Watson prepares competitive data from multiple compensation surveys (general industry, energy services and with respect to Mr. Murrell, containerized shipping) and adjusts the results to reflect Nicor’s relative size. This data is used in order to determine the competitive market information used to establish the total target compensation.  In addition, as described in the first full paragraph on page 18 of the Proxy Statement, the Company as a secondary reference, did benchmark Mr. Strobel’s total compensation to the companies listed.   As described in the fourth full paragraph on page 17 of the Proxy Statement the data presented to the Company by Towers Watson (survey and peer group) was aggregated such that the companies contained in the surveys and their specific underlying data were not disclosed to Nicor.  As a result, the Company did not benchmark to any specific surveys and/or specific companies (other than those applicable to Mr. Strobel indicated on page 18 of the Proxy Statement) that could be named in the Proxy Statement.  Accordingly, the Company respectfully submits that the disclosure contained in the Proxy Statement currently already complies with Item 401(b)(2)(xiv) of Regulation S-K and Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations.

Annual Incentives, page 18

14.
We note your statement on page 18 that the actual amount payable to Mr. D’Alessandro under the annual incentive component of your compensation program is dependent on Nicor Gas’ Operational O&M and five operational measures based on key performance metrics. Please disclose these five operational measures and the key performance metrics they are based upon. Please also disclose:

•	the actual results of these key performance metrics, and
•	the threshold, targeted and maximum for these key performance metrics, if applicable.

Please further disclose how Nicor Gas’ Operational O&M is calculated and why this measure was selected. Please see Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K.

Response:
In future filings, the Company will disclose the operational measures, the threshold, targeted and maximums for these measures and the actual results on which Mr. D’Alessandro’s annual incentive payments are calculated, to the extent he is a NEO in those years.  For 2009, the actual amount payable to Mr. D’Alessandro under our annual incentive program was dependent on Nicor Gas’ Operational O&M and the following five operational performance measures: (1) Accurate and Timely Billing; (2) Lowest Gas Supply Cost; (3) Priority Response; (4) Hit Ratio and (5) Telephone Service Level.  Each of the five operational performance measures is designed to promote safety, improve customer service levels and lower customer gas costs, all of which are measured on an annual basis.  The actual results of each operational performance measure as well as the threshold, targeted and maximum goals are set forth in the following table:

Performance Measures	Threshold Goal	Targeted Goal	Maximum Goal	Actual Performance Results	Payout %
Accurate and Timely Billing (1)	96.8%	98.0%	98.6%	97.9%	96.4%
Lowest Gas Supply Cost (2)	Rank 5th	Rank 1st or 2nd	Rank 1st and achieve costs 10% below median	Ranked 1st and achieved costs 23% below median	150.0%
Priority Response(3)	95.0%	95.5%	96.0%	96.6%	150.0%
Hit Ratio (4)	.65	.60	.54	.31	150.0%
Telephone Service Level (5)	65%	70%	75%	73.1%	126.3%

(1)	Accurate and Timely Billing measures the percent of utility bills issued without a billing exception.
(2)	Lowest Gas Supply Cost measures the rank of Nicor Gas’ gas supply costs relative to other major Illinois natural gas utilities.
(3)	Priority Response measures the percent of responses within one hour to Nicor Gas leak calls at customer premises.
(4)	Hit Ratio measures the ratio of natural gas line hits due to locator fault per 1000 locates.
(5)	Telephone Service Level measures the percent of all calls answered within 30 seconds.

                 Nicor Gas’ Operational O&M reflects the ability of Nicor Gas to manage its cost structure, which is critical to keeping the gas distribution costs that are allocated to customers reasonable.  Operational O&M is calculated by taking Nicor Gas’ operating and maintenance expense and adjusting it to exclude cost recovery riders and items impacted by natural gas prices.  Operational O&M was selected as a performance measure with respect to Mr. D’Alessandro’s annual incentives because it further aligns his awards with the achievement of key performance measures that are directly related to his position as Executive Vice
                 President-Operations of Nicor Gas.

15.
We note your statement on page 21 that Mr. Murrell’s annual incentive award was based 80% on achieving an operating income goal of $36.9 million and based 20% on achievement of other goals relating to Tropical Shipping’s business performance. We further note Mr. Murrell’s targeted annual incentive amount was 55% of his base salary and his actual annual incentive was 15.4% of his base salary based on Tropical Shipping’s operating income of $29.1 million and the results of his other goals. Please disclose what the other 20% achievement of other goals which Mr. Murrell’s annual incentive award was based on. Please also disclose:

•	the actual results of these other goals,
•	the threshold, targeted and maximum for these other goals, and
•	the threshold, targeted and maximum for the operating income goal.

Please see Item 402(b)(1)(v) of Regulation S-K.

Response:
In future filings the Company will disclose Mr. Murrell’s performance goals, the threshold, targeted and maximums for these goals and the actual results on which Mr. Murrell’s annual incentive are calculated, to the extent he is a NEO in those years.  For 2009, 20% of Mr. Murrell’s annual incentive award was based on achieving two performance goals related to Tropical Shipping’s business performance: (1) On Time Vessel Arrival and (2) Documentation Accuracy.  The two business performance goals are equally weighted at 10% each.  The actual results of each of the business performance goals as well as the threshold, targeted and maximum goals are set forth in the following table:

Performance Measures	Threshold Goal	Targeted Goal	Maximum Goal	Actual Performance Results	Payout %
On Time Arrival (1)	77%	79%	85%	87.3%	150%
Documentation Accuracy (2)	93.0%	94.5%	95.0%	94.8%	130%

(1)	On Time Vessel Arrival measures the percentage of arrivals within the established tolerances by each destination based on the pro-forma shipping schedule.
(2)	Documentation Accuracy measures the percentage of bills of lading, invoices and manifests issued without error.

         For 2009, Mr. Murrell’s annual incentive award was based 80% on Tropical Shipping achieving an operating income goal of $36.9 million.  As set forth in the table below, Tropical Shipping’s actual operating income was below the specified threshold; therefore no amount was payable on that goal.

Performance Measures	Threshold Goal	Targeted Goal	Maximum Goal	Actual Performance Results	Payout %
Tropical Shipping Operating Income ($ in thousands)	$29,520	$36,900	$44,280	$29,167	0%

Summary Compensation Table, page 23

16.	Please provide compensation information for Mr. D’Alessandro for 2008 and 2007 or tell us why you believe it is not necessary to do so. Please see Item 402(c)(1) of Regulation S-K.

Response:
Consistent with Question 119.01 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations, Mr. D’Alessandro was not a Named Executive Officer prior to 2009; therefore the Company provided compensation information only for 2009.

17.
Please provide the value of your stock awards using the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  Please also provide this information for your director compensation table. Please see Item 402(c)(2)(v) and 402(k)(2)(iii) of Regulation S-K.

Response:
The amounts set forth on both the Summary Compensation Table (as noted in footnote 2 on page 23) and the Directors Compensation Table (as noted in footnote 1 on page 11) for the stock awards were in fact calculated in accordance with FASB ASC Topic 718. However, in future filings the Company will specifically state that the value of the stock awards listed in the Summary Compensation Table and the Directors Compensation Table represents the grant date fair value in accordance with FASB ASC Topic 718.

Grant of Plan-Based Awards, page 25

18.
Please enhance your disclosure of your long-term incentive plan.  Specifically, please explain to us how the threshold, target and maximum numbers in the estimated future payouts under equity incentive plan awards column was calculated given the targeted opportunities you set forth for your NEOs (except Mr. Murrell) at the bottom of page 19 and the PCU payout percentages in the first paragraphs on page 20.  Please provide this information for Mr. Murrell given the corresponding targeted awards and percentages set forth for him in the third and fourth full paragraphs on page 21.  Please also explain how the all other stock awards column was calculated.  Please see Item 402(b)(1)(v) of Regulation S-K.

Response:
In future filings the Company will enhance the disclosure as to how the threshold, target and maximum numbers in the estimated future payouts under the equity incentive plan awards column are calculated given the targeted opportunities for the NEOs.  As discussed in the CD&A, in 2009 the targeted Long-Term Incentive (“LTIP”) opportunity as a percentage of base salary for Mr. Strobel, Mr. Hawley, Mr. D’Alessandro, Mr. Gracey, Jr. and Mr. Murrell was 165%, 105%, 70%, 65% and 80%, respectively (Base Salary x LTIP as a percentage of base salary = targeted LTIP opportunity). The targeted LTIP opportunity is delivered half in performance cash units ("PCUs") and half through time-vested restricted stock units ("RSUs") for all NEOs other than Mr. Murrell.  Mr. Murrell’s target LTIP opportunity is divided 70% between the Tropical LTIP (cash only) and 30% between the Nicor LTIP.

             PCUs awarded in 2009 have a performance period of 2009 through 2011, with each performance unit valued at $1.00.  The number of performance units earned at the end of the three-year performance period depends on Nicor's three-year total shareholder return ("TSR") (i.e., the value received by shareholders in increased stock price, as well as dividends) relative to the other companies in the S&P MidCap 400 Utilities Group.  The potential number of performance units earned can range from 0% to 200% of the number granted.

Performance Unit Multiplier Schedule
Nicor TSR Ranking*	Payout Multiple
90th Percentile or higher (Maximum)	200%
50th Percentile (Target)	100%
25th Percentile (Threshold)	25%
Below 25th Percentile	0%

                * Values between the data points will be interpolated.

              A payout of 100% of the units granted is achieved when Nicor's performance is at the 50th percentile of the total shareholder return for the companies in the S&P MidCap 400 Utilities
              Group.  Zero payout is made if Nicor's performance is below the 25th percentile and 200% payout is made if Nicor's performance is at the 90th percentile or higher.

     The estimated future payout amounts under the equity incentive plan equal the number of the PCUs granted in 2009.  Each NEO’s target number of PCUs equals half of their total LTIP opportunity divided by the performance unit value of $1.00.  Their threshold is 25% of their target and the maximum is 200% of their target.

     The all other stock awards column represents the number of Restricted Stock Units (RSUs) granted in 2009.  Each NEO’s number of RSUs equals half of their total LTIP opportunity divided by a 5-day average stock price.

Option Exercises and Stock Vested, page 28

19.
Please disclose how the performance units that were vested and paid out in 2010 were calculated given the PCU payout percentages you set forth in the fifth full paragraph on page 21for Mr. Murrell and the second paragraph on page 20 for your other NEOs.  Please see Item 402(b)(1)(v) of Regulation S-K.

Response:	In future filings the Company will clarify how the PCU payouts are calculated by reference to the formula described in the response to Item 18 above.

        We note that the fifth full paragraph on page 21 with respect to Mr. Murrell, describes the Tropical Shipping’s LTIP, which is a cash based plan only and does not include PCUs.  Therefore, the percentages referenced in that paragraph correspond to the amounts included in the non-equity incentive plan compensation column on the Summary Compensation Table, and do not correspond to any of the amounts listed in the Option Exercises and Stock Vested Table.

Nicor’s Compensation Policies and Practices as They Relate to Risk Management, page 36

20.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:
The Company formed a working group consisting of human resources, legal, financial and risk management personnel and performed a comprehensive inventory and review of the Company’s incentive compensation programs for all employees to determine if any of the programs were reasonably likely to have a material adverse effect on the Company.   In reaching its conclusion that the Company’s compensation policies and practices do not give rise to risks that are reasonably likely to have a material adverse effect on the Company, the working group considered the following:

•	Base salary for all employees provides a level of assured cash compensation which minimizes incentive for risk-taking behavior.

•
The annual incentive plans for all employees could emphasize short-term performance over longer-term goals.  However, that risk is balanced by the following mitigating and controlling factors: (i) the financial metrics which drive these incentive arrangements are aligned with the Company’s business plan and operational performance measures, (ii) multiple internal controls exist to prevent manipulation of outcomes, and (iii) incentives are based on a variety of indicators of financial and operational performance which limit the risks associated with any single indicator of performance, (iv) most measures are based on performance of the Company or a subsidiary as a whole and therefore, in the Company’s view, it is unlikely that individual actions  would result in inappropriate risk-taking, and (v) executives’ short-term opportunities are balanced by long-term incentives driven by long-term performance metrics.

•
The long term incentives could potentially create incentives for executives to drive short term stock prices either up or down in connection with the grant and/or vesting of the restricted stock unit (RSU) awards.  However, that risk is balanced by (i) splitting the long-term incentive award between performance cash units, the amount and payout of which are not based on the Company’s actual stock price, but rather are earned based on the Company’s performance against the total shareholder return of its peers, (ii) applying a longer than average four year cliff vesting schedule for the RSUs, and (iii) having stock ownership guidelines which require executives to hold the shares delivered under the RSUs until these guidelines are met ensures that executives’ interests align with those of the Company’s stockholders, and (iv) the Compensation Committee of the Board of Directors reviews and approves long-term and annual incentive plans for executives at least one a year and can apply discretion in the review of awards.

•
Additionally, the Company’s balanced approach to executive compensation, using a mix of cash and equity and annual and long-term incentives, as well as performance measures balances out any adverse incentives which could motivate participants to take unnecessary risks.

         The working group’s conclusions were reviewed by the Compensation Committee of the Board of Directors.

**********

In responding to the Division’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (630) 388-3507.

Sincerely,

/s/ NEIL J.MALONEY

Neil J. Maloney
Associate General Counsel